Exhibit 99.2
ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
SINA CORPORATION
December 7, 2009
NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
You can view the Proxy Statement and our 2008 Annual Report to Shareholders
at http://phx.corporate-ir.net/phoenix.zhtml?c=121288&p=irol-Proxy.
Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. ELECTION OF CLASS I DIRECTORS:					FOR	AGAINST	ABSTAIN
☐ FOR ALL NOMINEES ☐ WITHHOLD AUTHORITY FOR ALL NOMINEES ☐ FOR ALL EXCEPT (See instructions below)	NOMINEES: O Yan Wang O Song-Yi Zhang		2.	RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY AS THE INDEPENDENT AUDITORS OF THE COMPANY:	☐	☐	☐
3.

AS A SPECIAL RESOLUTION, APPROVAL OF THE AMENDMENT OF THE CURRENT AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY BY ADOPTING ARTICLES 1, 90, 91, 104, 122, 131, 161, 165 AND 167 SET FORTH IN THE SECOND AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY:
					☐	☐	☐
4.

AS A SPECIAL RESOLUTION, APPROVAL OF THE AMENDMENT OF THE CURRENT AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY BY ADOPTING ARTICLES 1, 5, 69, 72, 74, 76, 117, 118, 128 AND 163 SET FORTH IN THE SECOND AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY:
					☐	☐	☐
5.

AS A SPECIAL RESOLUTION, APPROVAL OF THE DELETION OF ARTICLE 98 OF THE CURRENT AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY AND THE AMENDMENT OF THE CURRENT AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY BY ADOPTING ARTICLES 105, 106, 108, 111, 112, 113, 114, 121, 122 AND 131 SET FORTH IN THE SECOND AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY:
					☐	☐	☐
INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●			6.

AS A SPECIAL RESOLUTION, APPROVAL OF THE AMENDMENT OF THE CURRENT AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY BY ADOPTING ARTICLE 71 SET FORTH IN THE SECOND AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY:
					☐	☐	☐

			7.	AS A SPECIAL RESOLUTION, APPROVAL OF THE RESTATEMENT OF THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY TO REFLECT THE AMENDMENTS (IF ANY) APPROVED PURSUANT TO PROPOSAL NOS. 3 TO 6:	☐	☐	☐

THIS PROXY WILL BE VOTED AS DIRECTED OR, WHERE CHARLES CHAO OR HERMAN YU IS THE PROXY HOLDER, IF NO CONTRARY DIRECTION IS INDICATED, WILL BE VOTED AS FOLLOWS: (1) FOR THE ELECTION OF CLASS I DIRECTORS; (2) FOR THE PROPOSAL TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY AS THE INDEPENDENT AUDITORS OF THE COMPANY; (3) FOR THE PROPOSALS TO APPROVE AS SPECIAL RESOLUTIONS THE AMENDMENTS OF THE COMPANY’S AMENDED AND RESTATED ARTICLES OF ASSOCIATION AND THE RESTATEMENT OF THE SAME TO REFLECT SUCH AMENDMENTS, IF ANY, AND AS SAID PROXIES DEEM ADVISABLE ON SUCH OTHER MATTERS AS MAY COME BEFORE THE MEETING.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Stockholder	Date:	Signature of Stockholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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SINA CORPORATION
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF SINA CORPORATION FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD DECEMBER 7, 2009
     The undersigned shareholder of SINA Corporation, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement, each dated October 29, 2009, and hereby appoints Charles Chao and Herman Yu or either of them, OR                                    , (shareholder to fill in only if shareholder chooses a person other than Charles Chao or Herman Yu as proxy) proxies and attorneys-in-fact, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Annual General Meeting of Shareholders of SINA Corporation to be held on Monday, December 7, 2009 at 10:00 a.m., local time, at Conrad Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong and at any adjournment or postponement thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse side:
PLEASE SIGN ON REVERSE SIDE AND RETURN IMMEDIATELY

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